02016575

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECD S.E.C.
FEB 2 5 2002
080

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.	**CIK # 0000314643**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K to be filed no later than February 28, 2002	**333-~~77026~~** 72879
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, Washington, on February 25, 2002.

WASHINGTON MUTUAL MORTGAGE
SECURITIES CORP.

By: /s/ Thomas G. Lehmann
Thomas G. Lehmann
Vice President and
General Counsel

PROCESSED
MAR 0 5 2002
P THOMSON
FINANCIAL

DOCSSF1:592488.1

EXHIBIT INDEX

	Exhibit	
P	99.3	Certain Computational Materials Prepared by the Underwriters in Connection with Washington Mutual Mortgage Securities Corp. WaMu Mortgage Pass-Through Certificates, Series 2002-S2. (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

Yield Table

Settle as of 02/27/02

Bond Summary - Class I-A3			
Fixed Coupon:	6.500		
Orig Bal:	20,000,000		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	T1

	125.00 PSA		175.00 PSA		225.00 PSA		275.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101-11	6.32	6.5	6.02	3.1	5.62	1.8	5.28	1.4	5.28	1.4	5.28	1.4	5.28	1.4
101-15	6.30		5.98		5.55		5.19		5.19		5.19		5.19	
101-19	6.28		5.94		5.48		5.10		5.10		5.10		5.10	
101-23	6.26		5.90		5.41		5.01		5.01		5.01		5.01	
101-27	6.24		5.86		5.35		4.92		4.92		4.92		4.92	
101-31	6.22	6.5	5.82	3.1	5.28	1.8	4.83	1.4	4.83	1.4	4.83	1.4	4.83	1.4
102-03	6.21		5.78		5.21		4.74		4.74		4.74		4.74	
102-07	6.19		5.74		5.15		4.65		4.65		4.65		4.65	
102-11	6.17		5.71		5.08		4.56		4.56		4.56		4.56	
102-15	6.15		5.67		5.01		4.47		4.47		4.47		4.47	
102-19	6.13	6.6	5.63	3.1	4.95	1.8	4.38	1.4	4.38	1.4	4.38	1.4	4.38	1.4
Average Life	9.23		3.67		2.00		1.46		1.46		1.46		1.46	
First Pay	03/25/02		03/25/02		03/25/02		03/25/02		03/25/02		03/25/02		03/25/02	
Last Pay	04/25/16		10/25/08		02/25/05		04/25/04		04/25/04		04/25/04		04/25/04	
Spread/AvgLife	143/9.23		208/3.67		227/2.00		222/1.46		222/1.46		222/1.46		222/1.46	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8410	2.9760	3.4435	3.8856	4.2090	4.5036	4.8910	5.3900
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 02/27/02

Bond Summary - Class 1-A11			
Fixed Coupon:	6.500		
Orig Bal:	30,000,000		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	T1

	125.00 PSA		175.00 PSA		225.00 PSA		275.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-03	6.64	9.4	6.65	7.8	6.66	6.4	6.69	4.6	6.69	4.6	6.68	5.2	6.74	3.1
99-07	6.63		6.63		6.64		6.66		6.66		6.66		6.70	
99-11	6.61		6.62		6.62		6.64		6.64		6.63		6.66	
99-15	6.60		6.60		6.60		6.61		6.61		6.61		6.62	
99-19	6.59		6.59		6.58		6.58		6.58		6.58		6.58	
99-23	6.57	9.4	6.57	7.9	6.57	6.4	6.56	4.6	6.56	4.7	6.56	5.2	6.54	3.1
99-27	6.56		6.55		6.55		6.53		6.53		6.54		6.50	
99-31	6.55		6.54		6.53		6.50		6.50		6.51		6.46	
100-03	6.53		6.52		6.51		6.47		6.48		6.49		6.42	
100-07	6.52		6.51		6.49		6.45		6.45		6.46		6.38	
100-11	6.51	9.4	6.49	7.9	6.47	6.4	6.42	4.6	6.42	4.7	6.44	5.2	6.34	3.1
Average Life	15.25		11.50		8.69		5.70		5.79		6.81		3.57	
First Pay	06/25/15		02/25/12		05/25/09		03/25/06		03/25/06		03/25/06		03/25/05	
Last Pay	05/25/19		05/25/15		04/25/12		10/25/09		03/25/10		06/25/16		04/25/06	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8410	2.9760	3.4435	3.8856	4.2090	4.5036	4.8910	5.3900
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 02/27/02

Bond Summary - Class 1-A5			
Initial Coupon:	3.500	Type:	Floater
Orig Bal:	44,687,500		
		Formula:	(1m LIBOR)+165.00bp
Factor:	1.0000000	Cap/Floor/Margin:	8.00/1.65/1.65
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	T1

	125.00 PSA Libor1m 1.85		175.00 PSA Libor1m 1.85		225.00 PSA Libor1m 1.85		275.00 PSA Libor1m 1.85		325.00 PSA Libor1m 1.85		400.00 PSA Libor1m 1.85		500.00 PSA Libor1m 1.85	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-04+	3.57	15.1	3.57	13.3	3.58	11.4	3.59	9.7	3.62	6.4	3.80	2.3	3.98	1.4
99-08+	3.56		3.56		3.57		3.58		3.60		3.74		3.89	
99-12+	3.55		3.55		3.56		3.56		3.58		3.69		3.80	
99-16+	3.54		3.54		3.55		3.55		3.56		3.63		3.71	
99-20+	3.53		3.54		3.54		3.54		3.55		3.58		3.62	
99-24+	3.53	15.1	3.53	13.3	3.53	11.5	3.53	9.7	3.53	6.4	3.53	2.3	3.53	1.4
99-28+	3.52		3.52		3.51		3.51		3.51		3.47		3.44	
100-00+	3.51		3.51		3.50		3.50		3.49		3.42		3.35	
100-04+	3.50		3.50		3.49		3.49		3.47		3.37		3.26	
100-08+	3.49		3.49		3.48		3.47		3.45		3.31		3.17	
100-12+	3.48	15.1	3.48	13.3	3.47	11.5	3.46	9.7	3.43	6.4	3.26	2.3	3.08	1.4
Average Life	22.21		18.55		15.25		12.39		7.92		2.55		1.46	
First Pay	03/25/02		03/25/02		03/25/02		03/25/02		03/25/02		03/25/02		03/25/02	
Last Pay	06/25/31		09/25/30		03/25/29		01/25/27		06/25/24		12/25/19		07/25/04	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8410	2.9760	3.4435	3.8856	4.2090	4.5036	4.8910	5.3900
Coupon		3.0000			3.5000		4.8750	5.3750

Yield Table

Settle as of 02/27/02

Bond Summary - Class 1-A8			
Fixed Coupon:	6.500		
Orig Bal:	41,500,000		
Factor:	1.0000000		
Factor Date:	02/25/02	Next Pmt:	03/25/02
Delay:	24	Cusip:	C30

	125.00 PSA		175.00 PSA		225.00 PSA		275.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-09+	6.62	8.7	6.62	8.2	6.62	7.8	6.62	7.5	6.63	7.2	6.63	6.9	6.63	6.4
99-13+	6.61		6.61		6.61		6.61		6.61		6.61		6.61	
99-17+	6.59		6.59		6.59		6.59		6.59		6.59		6.59	
99-21+	6.58		6.58		6.58		6.57		6.57		6.57		6.57	
99-25+	6.56		6.56		6.56		6.56		6.56		6.56		6.55	
99-29+	6.55	8.7	6.55	8.2	6.54	7.8	6.54	7.5	6.54	7.2	6.54	6.9	6.53	6.4
100-01+	6.53		6.53		6.53		6.52		6.52		6.52		6.51	
100-05+	6.52		6.52		6.51		6.51		6.51		6.50		6.49	
100-09+	6.51		6.50		6.50		6.49		6.49		6.48		6.48	
100-13+	6.49		6.49		6.48		6.48		6.47		6.47		6.46	
100-17+	6.48	8.8	6.47	8.3	6.46	7.9	6.46	7.5	6.45	7.3	6.45	6.9	6.44	6.4
Average Life	14.66		13.23		12.15		11.31		10.64		9.88		8.85	
First Pay	03/25/07		03/25/07		03/25/07		03/25/07		03/25/07		03/25/07		03/25/07	
Last Pay	12/25/31		12/25/31		12/25/31		12/25/31		12/25/31		12/25/31		12/25/31	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8410	2.9760	3.4435	3.8856	4.2090	4.5036	4.8910	5.3900
Coupon		3.0000			3.5000		4.8750	5.3750